Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-238729

Relating to Preliminary Prospectus Supplement

Dated August 12, 2020 to Prospectus Dated May 27, 2020

Agree Limited Partnership

$350,000,000 2.900% Notes due 2030 (the “Notes”)

August 12, 2020

Pricing Term Sheet

Issuer:	Agree Limited Partnership

Guarantors:	Agree Realty Corporation, the sole general partner of Agree Limited Partnership, and certain of Agree Limited Partnership’s existing and future subsidiaries

Security Title:	2.900% Notes due 2030

Expected Ratings (Moody’s / S&P)*:	Baa2 (Positive) / BBB (Stable)

Aggregate Principal Amount:	$350,000,000

Stated Maturity Date:	October 1, 2030

Public Offering Price:	99.927% of the principal amount

Coupon (Interest Rate):	2.900% per annum

Yield to Maturity:	2.908%

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-22 / 0.658%

Spread to Benchmark Treasury:	+225 basis points

Interest Payment Dates:	April 1 and October 1 of each year, beginning on April 1, 2021

Optional Redemption:

•                  Prior to July 1, 2030 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+35 basis points (calculated as though the actual Stated Maturity Date of the Notes was July 1, 2030)

•                  On or after July 1, 2030 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	008513 AA1 / US 008513 AA19

Trade Date:	August 12, 2020

Settlement Date:

August 17, 2020 (T+3); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC Jefferies LLC

Co-Managers:

Capital One Securities, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Raymond James & Associates, Inc.
Regions Securities LLC
Stifel, Nicolaus & Company, Incorporated
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

*                                         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751. This information does not purport to be a complete description of these securities or the offering.  Please refer to the preliminary prospectus supplement for a complete description of the securities.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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